UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Spectral Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

84757R 109

(CUSIP Number)

Jenifer Osterwalder, 701 Fifth Avenue, Suite 4200, Seattle, WA
98104, Tel 888-366-6115

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84757R 109

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons.
Trafalgar Wealth Management Ltd.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) WC

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization Switzerland

7.
Sole Voting Power           50,000,000 common shares directly owned and warrants to purchase 10,000,000 shares at $1.00 per share.  Zsolt Bandy is the sole executive officer and sole director of Trafalgar Wealth Management Ltd. and makes sole voting decsions on behalf of Trafalgar.

Number of
Shares	8.	Shared Voting Power 0
Beneficially Owned by
Each Reporting	9. Y
Sole Dispositive Power    50,000,000 common shares directly owned and warrants to purchase 10,000,000 shares at $1.00 per share.  Zsolt Bandy is the sole executive officer and sole director of Trafalgar Wealth Management Ltd. and makes sole dispositive decisions on behalf of Trafalgar.

Person With
	10.	Shared Dispositive Power 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000 common shares directly owned and warrants to purchase 10,000,000 shares at $1.00 per share.

	12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11) 59.9%

	14.	Type of Reporting Person (See Instructions)
CO

Item 1. Security and Issuer

This statement relates to shares of the common stock, $.0001 par value of Spectral Capital Corporation., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 701 Fifth Avenue, Suite 4200, Seattle, WA.

Item 2. Identity and Background

(a)	Name:	Trafalgar Wealth Management Ltd. by Mr. Zsolt Bandy

(b)	Business Address:	Oberdorfstrasse 2 CH-8001 Zurich Switzerland

(c)	Present Principal Occupation:	Mr. Bandy is Sole Executive Officer and Director of Trafalgar Wealth Management Ltd.

(d)	Disclosure of Criminal Proceedings:	Mr. Bandy has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:
Mr. Bandy has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Bandy is a citizen of Switzerland.

Item 3. Source and Amount of Funds or Other Consideration
The source of the $50,000 investment and the source of the $1,000,000 that may be used to exercise the warrants is Trafalgar working capital.

Item 4. Purpose of Transaction

The purpose of the transaction was to make an investment in the issuer to provide capital for its continued viability, to provide a structure for future financing of the issuer and to obtain control of the issuer by Trafalgar and Mr. Zsolt Bandy.

Item 5. Interest in Securities of the Issuer

Trafalgar beneficially owns a total of 60,000,000 shares of the Issuer’s common stock as follows:

(a) Trafalgar owns 50,000,000 common shares directly and warrants to purchase another 10,000,000 shares at$1.00 per share.

(b) Mr. Zsolt Bandy has sole voting and dispositive power as to the 60,000,000 shares Trafalgar owns and/or has the right to acquire.

(c) On August 18, 2010, we entered into a financing with a third party, Trafalgar Wealth Management.  Under the terms of the financing, for aggregate consideration of  $50,000 or $0.001 per common share, we sold 50,000,000 common shares and issued warrants to purchase 10,000,000 common shares at an exercise price of $1.00 per share.  Under the terms of the agreements, subject to certain terms and conditions, Trafalgar is obligated to exercise at least $1,000,000 worth of these warrants over the next 12 months or the warrants will be cancelled and the 50,000,000 common shares would subject to repurchase by the company at $0.001 per share.  50,000,000 shares represents approximately 49.9% of our current issued and outstanding shares.  Spectral may rescind the agreement in the event that a subsequently appointed independent director of the Company fails to ratify the transaction or the Company fails to obtain an opinion of fairness from an independent, third party valuation expert within 90 days.  On September 8, 2010, these shares were properly delivered into the required escrow on behalf of Trafalgar.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 18, 2010, we entered into a financing with a third party, Trafalgar Wealth Management.  Under the terms of the financing, for aggregate consideration of  $50,000 or $0.001 per common share, we sold 50,000,000 common shares and issued warrants to purchase 10,000,000 common shares at an exercise price of $1.00 per share.  Under the terms of the agreements, subject to certain terms and conditions, Trafalgar is obligated to exercise at least $1,000,000 worth of these warrants over the next 12 months or the warrants will be cancelled and the 50,000,000 common shares would subject to repurchase by the company at $0.001 per share.  50,000,000 shares represents approximately 49.9% of our current issued and outstanding shares.  Spectral may rescind the agreement in the event that a subsequently appointed independent director of the Company fails to ratify the transaction or the Company fails to obtain an opinion of fairness from an independent, third party valuation expert within 90 days.  On September 8, 2010, these shares were properly delivered into the required escrow on behalf of Trafalgar.  The shares are subject to escrow and in the event that the company elects to rescind the transaction because it cannot obtain a fairness opinion or if Trafalgar fails to exercise at least $1,000,000 worth of the warrants within a 12 months period, the shares can be repurchased from Trafalgar by the Company for $0.001 per share or an aggregate purchase price of $50,000.  The shares will be delivered from escrow to Trafalgar after 12 months upon satisfaction of these conditions.  Spectral is acting as the escrow agent in this transaction.

Item 7.  Material to Be Filed as Exhibits

Reference is hereby made to the Form 10Q filed with the Securities and Exchange Commission on or about August 20, 2010, and to the Form 8-K filed on or about September 10, 2010

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2010

/s/ Zsolt Bandy

Zsolt Bandy Sole Executive Officer and Director Trafalgar Wealth Management Ltd.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)